

Mail Stop 3628

January 27, 2016

Via E-mail
Rajesh Kalathur
President
John Deere Receivables, Inc.
1 East First Street, Suite 600
Reno, Nevada 89501

> **Re: John Deere Receivables, Inc.**
> **Amendment No. 1 to Form SF-3**
> **Filed January 12, 2016**
> **File No. 333-208068**

Dear Mr. Kalathur:

We have reviewed your filing and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form of Prospectus

The Receivables Pool

Dispute Resolution, page 33

1. We note your disclosure that each notice of a repurchase demand must "specifically identify the receivable to be repurchased and specify the representations or warranties allegedly breached." Please clarify what information noteholders will be provided relating to alleged breaches of representation or warranty in order to make a sufficient notice. For example, we note that on page 32 you do not indicate whether the Form 10-D information containing a summary of the asset representations reviewer's report will include receivable-level information or aggregated data.

2. We note your response to comment 13 of our letter dated December 4, 2015. Please revise your disclosure to clarify that the constraint on methods such as statistical sampling does not pertain to the party making a determination whether noncompliance with the representations and warranties constitutes a breach.

3. We note your response to comment 17 and reissue in part. In particular, your disclosure relating to the burden of proof that will shift from a preponderance of the evidence to clear and convincing evidence of a breach is not subject to the arbitration panel's discretion to modify. The imposition of a higher evidentiary standard in such instance appears to discourage investors from pursuing arbitration. Please revise or tell us why it is appropriate for the sponsor, and not the arbitration panel, to determine the evidentiary standard.

4. We note your disclosure that "the proceedings of the mediation or arbitration, including the occurrence of such proceedings, …will be kept strictly confidential by both parties..." Please confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Description of the Notes

The Indenture – Events of Default; Rights upon Event of Default, page 62

5. We note your revisions in response to our prior comment 21. Please revise to add that when such directions or requests relate to dispute resolution, the indenture trustee is also required to honor directions or requests from the noteholders. The asset representations review process may be separate from the dispute resolution process.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Stacy P. Thomas, John Deere
        Stuart K. Fleischmann, Shearman & Sterling LLP